
10016271


MICRO
FOCUS

August 31, 2010

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

SUPPL

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

1. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
2. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
3. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
4. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
5. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
6. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
7. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"
8. Form SHO1 dated August 4, 2010 – "Return of Allotment of Shares"

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

dlw 9/1


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares

XT27WM9Q

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	29/07/2010	29/07/2010

Class of shares	ORDINARY	*Number allotted*	18889
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	2.6575
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205237723
		Aggregate nominal value	20523772
Currency	GBP	*Amount paid*	0.4344
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	GBP	*Total number of shares*	205237723
		Total aggregate nominal value	20523772

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT1J7M9C

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	20/07/2010	20/07/2010

Class of shares	ORDINARY	*Number allotted*	379
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	2.44
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205150126
		Aggregate nominal value	20515012
Currency	GBP	*Amount paid*	0.4346
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205150126**
		Total aggregate nominal value	**20515012**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT1P1M9C

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	22/07/2010	22/07/2010

Class of shares	ORDINARY	*Number allotted*	3150
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	0.07241
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205157876
		Aggregate nominal value	20515787
Currency	GBP	*Amount paid*	0.4345
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205157876**
		Total aggregate nominal value	**20515787**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT1YQM9A

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	22/07/2010	22/07/2010

Class of shares	ORDINARY	*Number allotted*	30000
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	2.6575
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205187876
		Aggregate nominal value	20518787
Currency	GBP	*Amount paid*	0.4345
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	GBP	*Total number of shares*	205187876
		Total aggregate nominal value	20518787

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT2B5M93

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	02/08/2010	02/08/2010

Class of shares	ORDINARY	*Number allotted*	18850
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	2.6575
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205256573
		Aggregate nominal value	20525657
Currency	GBP	*Amount paid*	0.4344
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205256573**
		Total aggregate nominal value	**20525657**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT25OM9G

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	27/07/2010	27/07/2010

Class of shares	ORDINARY	*Number allotted*	28333
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	2.6575
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205218834
		Aggregate nominal value	20521883
Currency	GBP	*Amount paid*	0.4345
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205218834**
		Total aggregate nominal value	**20521883**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
for the record

SH01 (ef)

Return of Allotment of Shares



XT1UZM9F

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	23/07/2010	23/07/2010

Class of shares	ORDINARY	*Number allotted*	2625
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	0.07202
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205190501
		Aggregate nominal value	20519050
Currency	GBP	*Amount paid*	0.4345
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**205190501**
		Total aggregate nominal value	**20519050**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XT1KMM9S

Company Name: MICRO FOCUS INTERNATIONAL PLC

Company Number: 05134647

Received for filing in Electronic Format on the: 04/08/2010

Shares Allotted (including bonus shares)

Date or period during which shares are allotted	*From*	*To*
	21/07/2010	21/07/2010

Class of shares	ORDINARY	*Number allotted*	4600
		Nominal value of each share	0.1
Currency	GBP	*Amount paid*	0.07202
		Amount unpaid	0

No shares allotted other than for cash

Statement of Capital (Share Capital)

Class of shares	ORDINARY	*Number allotted*	205154726
		Aggregate nominal value	20515472
Currency	GBP	*Amount paid*	0.4346
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	GBP	*Total number of shares*	205154726
		Total aggregate nominal value	20515472

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.